Global Synergy Acquisition Corp.

540 Madison Avenue, 17th Floor
New York, NY 10022
(929) 251-0688

January 6, 2021

VIA EDGAR

Office of Transportation and Leisure

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Maryse Mills-Apenteng

Re:	Global Synergy Acquisition Corp. Registration Statement on Form S-1 File No. 333-251524

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Global Synergy Acquisition Corp. (the “Company”) hereby requests acceleration of the effective date of the above referenced Registration Statement to 4:00 p.m., Eastern Time, on January 7, 2021, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Kirkland & Ellis LLP, request by telephone that such Registration Statement be declared effective.

Please contact Christian O. Nagler, of Kirkland & Ellis LLP, special counsel to the Company, at (212) 446-4660, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ Alok Oberoi
Alok Oberoi President and Co-Chief Executive Officer